UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Antero Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

03673L 103

(CUSIP Number)

Glen C. Warren, Jr.

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 23, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 03673L 103

1	Name of Reporting Person Antero Resources Corporation

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power * 40,929,378 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power * 40,929,378 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person * 40,929,378 Common Units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.8% **

14	Type of Reporting Person CO

*      Antero Resources Corporation may also be deemed to beneficially own the common units underlying 75,940,957 subordinated units representing limited partner interests in Antero Midstream Partners LP, which may be converted into common units on a one-for-one basis at the times set forth in, and subject to the terms and conditions of, the Agreement of Limited Partnership of Antero Midstream Partners LP.

**   Calculation of percentage based on a total of 100,222,309 common units outstanding as of March 24, 2016.

Explanatory Note: This Amendment No. 3 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed on November 19, 2014 with the Securities and Exchange Commission (the “Commission”) relating to the common units (“Common Units”) representing limited partner interests in Antero Midstream Partners LP (the “Issuer” or “Partnership”), a Delaware limited partnership (such Schedule 13D, as amended and supplemented by Amendment No. 1, filed on September 18, 2015, and Amendment No. 2, filed on September 24, 2015, the “Original Schedule 13D”). The Original Schedule 13D is hereby amended and supplemented by Antero Resources Corporation, a Delaware corporation (the “Reporting Person”), as set forth below in this Amendment (as so amended and supplemented, the “Schedule 13D”). Unless set forth below, all previous Items of the Original Schedule 13D are unchanged. Capitalized terms used herein which are not defined herein have the meanings set forth in the Original Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Original Schedule 13D is supplemented as follows:

(c)   The principal business of the Reporting Person is the exploitation, development and acquisition of natural gas, natural gas liquids and oil properties located in the Appalachian Basin in West Virginia, Ohio and Pennsylvania. The name, business address, present principal occupation and citizenship of each director and executive officer of Antero (the “Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.  Unless otherwise indicated, the present principal occupation of each person is with Antero.

Item 4.                                 Purpose of Transaction

This Item 4 shall be deemed to amend and restate Item 4 to the Original Schedule 13D in its entirety:

The following describes plans or proposals that the Reporting Person may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a)   (i)    On March 23, 2016, the Reporting Person, the Issuer and Antero Resources Midstream Management LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), entered into an Underwriting Agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc. (the “Underwriter”), relating to the offer and sale of Common Units. The Underwriting Agreement provides for the offer and sale (the “Offering”) by the Reporting Person, and purchase by the Underwriter, of 8,000,000 Common Units at a price of $22.25 per unit. Pursuant to the Underwriting Agreement, the Reporting Person has granted the Underwriter a 30-day option to purchase up to an aggregate of 1,200,000 additional Common Units. The material terms of the Offering are described in the prospectus, dated March 23, 2016 (the “Prospectus”), filed by the Issuer with the Commission on March 25, 2016, pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). The Offering is registered with the Commission pursuant to a Registration Statement on Form S-3 (File No. 333-210372), filed by the Issuer on March 23, 2016. The Reporting Person intends to use the proceeds from the Offering to repay borrowings under its credit facility and to fund a portion of its 2016 development program. The Issuer will pay certain expenses, other than underwriting discounts and commissions, associated with the sale of Common Units in the Offering.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, closing conditions and termination provisions. The Issuer, the General Partner and the Reporting Person have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriter may be required to make because of any of those liabilities.

The Offering is expected to close on March 30, 2016, subject to the satisfaction of customary closing conditions.

(ii)   Upon the termination of the subordination period as set forth in the Agreement of Limited Partnership of the Partnership, dated November 10, 2014, the Subordinated Units are convertible into Common Units on a one-for-one basis.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j)    Except as described in this Item 4, the Reporting Person does not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Person may change its plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Person will take into consideration such factors as it deems relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Person. The Reporting Person reserves the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer

This Item 5 shall be deemed to amend and restate Item 5 to the Original Schedule 13D in its entirety:

(a) — (b) The aggregate number and percentage of Common Units beneficially owned by the Reporting Person (on the basis of a total of 100,222,309 Common Units issued and outstanding as of March 24, 2016) are as follows:

Amount beneficially owned: 40,929,378	Percentage: 40.8%
Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	40,929,378
ii. Shared power to vote or to direct the vote:	0
iii. Sole power to dispose or to direct the disposition of:	40,929,378
iv. Shared power to dispose or to direct the disposition of:	0

The Reporting Person also beneficially owns 75,940,957 subordinated units of the Partnership, representing 100% of the Partnership’s subordinated units. As described in Item 6 of the Original Schedule 13D, under certain circumstances, the subordinated units held by the Reporting Person are convertible into Common Units on a one-for-one basis.

In addition, as of the date of this report, certain of the directors and executive officers of the Reporting Person (the Covered Individuals”) beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Robert J. Clark	12,500	*
Richard W. Connor	10,080	*
Benjamin A. Hardesty	—	—
Peter R. Kagan	5,080	*
W. Howard Keenan, Jr.	5,080	*
James R. Levy	—	—
Christopher R. Manning	15,080	*

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Paul M. Rady	229,892	*
Glen C. Warren, Jr.	155,654	*
Kevin J. Kilstrom	42,410	*
Ward D. McNeilly	42,410	*
Alvyn A. Schopp	48,410	*
Michael N. Kennedy	47,109	*

* Less than 1% of the class beneficially owned.

(c)   Neither the Reporting Person nor, to the Reporting Person’s knowledge, any of the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)   The Reporting Person has the right to receive distributions from, and the proceeds from the sale of, the Common Units reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 of the Original Schedule 13D, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Units beneficially owned by the Reporting Person.

(e)   Not applicable.

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 25, 2016

ANTERO RESOURCES CORPORATION

/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Chief Administration Officer, Regional Senior Vice
President and Treasurer

EXHIBIT A

Directors and Executive Officers of Antero Resources Corporation

Name and Position	Principal Occupation or Employment Name and Position and Principal Business Address	Citizenship

Richard W. Connor, Director	1615 Wynkoop Street Denver, Colorado 80202	United States

Peter R. Kagan, Director	Managing Director Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017	United States

W. Howard Keenan, Jr., Director	Member Yorktown Partners LLC 410 Park Avenue, 19th Floor New York, New York 10022	United States

Christopher R. Manning, Director	Partner Trilantic Capital Partners 375 Park Avenue, 30th Floor	United States

Robert J. Clark, Director	Chairman and Chief Executive Officer 3 Bear Energy, LLC 1512 Larimer Street, Suite 540 Denver, Colorado 80202	United States

Benjamin A. Hardesty, Director	Owner Alta Energy LLC c/o Antero Resources Corporation 1615 Wynkoop Street Denver, Colorado 80202	United States

James R. Levy, Director	Managing Director Warburg Pincus LLC 450 Lexington Avenue New York, New York 10017	United States

Paul M. Rady, Chairman and Chief Executive Officer	1615 Wynkoop Street Denver, Colorado 80202	United States

Glen C. Warren, Jr., Director, President, Chief Financial Officer and Secretary	1615 Wynkoop Street Denver, Colorado 80202	United States

Kevin J. Kilstrom, Senior Vice President—Production	1615 Wynkoop Street Denver, Colorado 80202	United States

Ward D. McNeilly, Senior Vice President—Reserves, Planning and Midstream	1615 Wynkoop Street Denver, Colorado 80202	United States

Alvyn A. Schopp,	1615 Wynkoop Street	United States

Chief Administration Officer, Regional Senior Vice President and Treasurer	Denver, Colorado 80202

Michael N. Kennedy, Senior Vice President—Finance	1615 Wynkoop Street Denver, Colorado 80202	United States